                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 3)1


                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                              LA JOLLA, CALIFORNIA
                                 (858) 551-2303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)

                                Page 1 of 8 Pages

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D
------------------------                                 ----------------------
 CUSIP No. 741511109                                            PAGE 2 OF 8
------------------------                                 ----------------------

-------- -----------------------------------------------------------------------
1
         NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         PRICE FAMILY CHARITABLE FUND
         95-3842468
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                     (b) /X/
-------- -----------------------------------------------------------------------
3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
4
         SOURCE OF FUNDS*

         OO, WC
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
NUMBER OF
SHARES                   1,179,048 SHARES
BENEFICIALLY      ------ ------------------------------------------------------
OWNED BY EACH     8      SHARED VOTING POWER
REPORTING
PERSON WITH       ------ ------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         1,179,048 SHARES
                  ------ ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,179,048 SHARES
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 /X/
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.1%(1)
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO - PRIVATE FOUNDATION
-------- ----------------------------------------------------------------------
(1) Based on 6,871,913 shares of PriceSmart Common Stock outstanding as of June 30, 2003, as reported in PriceSmart's quarterly report on Form 10-Q for the quarter ended May 31, 2003, and includes 1,650 shares of Series A Preferred Stock currently convertible into 43,998 shares of PriceSmart Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to Schedule 13D relating to PriceSmart, Inc., a Delaware corporation ("PriceSmart"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on September 8, 1997.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of PriceSmart's common stock, par value $0.0001 per share ("PriceSmart Common Stock"). The principal executive offices of PriceSmart are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a),(f) This statement on Schedule 13D is filed by The Price Family Charitable Fund, a private foundation organized under the laws of the State of California ("PFCF").

                 The directors and executive officers of PFCF (collectively, the "PFCF Directors and Officers"), each of whom is a citizen of the United States, are as follows:

                        Sol Price             Director and Chairman of the Board
                        Robert E. Price       Director and President
                        James F. Cahill       Director and Vice President
                        Jack McGrory          Director
                        Allison Price         Director
                        Helen Price           Director
                        Murray Galinson       Director
                        William Gorham        Director
                        Joseph R. Satz        Secretary
                        Kathy Hillan          Treasurer

                 Each of the PFCF Directors and Officers disclaims membership in a group with PFCF, and PFCF disclaims membership in a group with any of the PFCF Directors and Officers.

         (b) The principal executive office of PFCF and the principal business address of each of the PFCF Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal business of PFCF is to function as a private foundation. The principal occupation of Mr. S. Price is self-employed investor and manager of The Price Group LLC (the "Price Group"). The current occupation of Mr. R. Price is acting Chief Executive Officer of PriceSmart. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan is manager of the Price Group.
                 Mr. Gorham is self-employed. Ms. A. Price and Ms. H. Price are not presently employed.

         (d)-(e) During the last five years, neither PFCF nor any of the PFCF Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(1) Pursuant to a Distribution Agreement dated as of August 26, 1997 between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of PEI's common stock, par value $.0001 per share ("PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997.

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                                                                     PAGE 4 OF 8

No consideration was paid by PFCF in connection with its acquisition pursuant to the Distribution of 625,125 shares of PriceSmart Common Stock.

(2) On December 22, 1997, PFCF received 30,520 shares of PriceSmart Common Stock as a contribution.

(3) On August 8, 2000, PFCF received 8,737 shares of PriceSmart Common Stock as a contribution.

(4) On January 23, 2002, PFCF acquired for cash 550 shares of PriceSmart's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series A Preferred Stock is convertible at the option of the holder at any time, or automatically on January 17, 2012, into shares of PriceSmart Common Stock at a conversion price of $37.50 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after January 17, 2007. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series A Preferred Stock.

(5) On November 21, 2002 PFCF received a charitable contribution of 250,000 shares of PriceSmart Common Stock.

(6) On July 9, 2003, the PFCF acquired for cash 5,000 shares of PriceSmart's 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart Common Stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8% payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series B Preferred Stock.

         All cash used to acquire securities pursuant to the transactions described above in this Item 3 were funded from cash held by PFCF, including internally generated funds of and/or contributions made to PFCF.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of PriceSmart Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by PFCF are held for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) PFCF beneficially owns 1,179,048 shares of PriceSmart Common Stock, consisting of 914,382 shares of PriceSmart Common Stock, 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock and 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock. The shares of PriceSmart Common Stock beneficially owned by PFCF represent approximately 17.1% of the issued and outstanding shares of PriceSmart Common Stock, based on 6,871,913 shares of PriceSmart Common Stock outstanding as of May 31, 2003, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2003. Of these shares, PFCF has sole voting and dispositive shares over all 1,179,048 shares and shared voting and dispositive power over none.

                 PFCF Directors and Officers may be deemed to beneficially own, in the aggregate 3,577,713 shares of PriceSmart Common Stock (including 9,000 shares underlying stock options exercisable within 60 days of the date of this filing, 1,650 shares of Series A Preferred Stock currently convertible into 43,998 shares of PriceSmart Common Stock and 22,000 shares of Series B Preferred Stock currently convertible into 1,100,000 shares of PriceSmart Common Stock), representing approximately 52.1% of the issued and outstanding PriceSmart Common Stock.1 The beneficial ownership of shares by each of the PFCF Directors and Officers is as follows2:

                       Mr. S. Price may be deemed to beneficially own 2,631,597 shares of PriceSmart Common Stock (including 1,650 shares of Series A Preferred Stock currently convertible into 43,998 shares of PriceSmart Common Stock and 17,000 shares of Series B Preferred Stock currently convertible into 850,000 shares of PriceSmart Common Stock), representing approximately 38.3% of the issued and outstanding PriceSmart Common Stock, 403,260 shares over which he has sole voting and dispositive power and 2,228,337 shares over which he has shared voting and dispositive power. Ms. H. Price is the wife of Mr. S. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                       Mr. R. Price may be deemed to beneficially own 3,107,210 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 15,000 shares of Series B Preferred Stock currently convertible into 750,000 shares of PriceSmart Common Stock), representing approximately 45.2% of the issued and outstanding PriceSmart Common Stock, 212 shares over which he has sole voting and dispositive power and 3,106,998 shares over which he has shared voting and dispositive power. Ms. A. Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                       Mr. Cahill may be deemed to beneficially own 2,285,330 shares of PriceSmart Common Stock (including 3,750 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 33.3% of the issued and outstanding PriceSmart Common Stock, 7,625 shares over which he has sole voting and dispositive power and 2,277,705 shares over which he has shared voting and dispositive power.

                       Mr. McGrory may be deemed to beneficially own 2,231,337 shares of PriceSmart Common Stock (including 3,000 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.5% of the issued and outstanding PriceSmart Common Stock, 3,000 shares over which he has sole voting and dispositive power and 2,228,337 shares over which he has shared voting and dispositive power.

                       Mr. Galinson may be deemed to beneficially own 2,235,587 shares of PriceSmart Common Stock (including 2,250 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.5% of the issued and outstanding PriceSmart Common Stock, over which he has sole voting and dispositive power with respect to 2,250 shares and over which he has shared voting and dispositive power with respect to 2,233,337 shares.

                       Mr. Gorham may be deemed to beneficially own 1,812,760 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 26.4% of the issued and outstanding PriceSmart Common Stock, over which he has sole voting and dispositive power with respect to zero shares and over which he has shared voting and dispositive power with respect to 1,812,760 shares.

                       Mr. Satz may be deemed to beneficially own 2,228,337 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.4% of the issued and outstanding PriceSmart Common Stock, over which he has sole voting and dispositive power with respect to zero shares and over which he has shared voting and dispositive power with respect to 2,228,337 shares.

                       Ms. Hillan may be deemed to beneficially own 2,228,337 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.4% of the issued and outstanding PriceSmart Common Stock, over which she has sole voting and dispositive power with respect to zero shares and over which she has shared voting and dispositive power with respect to 2,228,337 shares.

                 The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the PFCF Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

                       Mr. R. Price shares voting and dispositive power over 7,522 shares of PriceSmart Common Stock with Rebecca Price. Ms. R. Price is self-employed.

                       Mr. Cahill shares voting and dispositive power over 5,210 shares of PriceSmart Common Stock with Ben Price, 3,910 shares of PriceSmart Common Stock with Jonas Price and

                       40,248 shares of PriceSmart Common Stock with Elliot Feurstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feurstein is a property manager. Mr. Spring is an attorney.

                       Mr. Galinson shares voting and dispositive power over 5,000 shares of PriceSmart Common Stock with his wife, Elaine Galinson. Ms. Galinson is not presently employed.

                       The principal business address of each of Ms. R. Price, Mr. B. Price, Mr. J. Price and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feurstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                       None of Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feurstein and Mr. Spring have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                       Each of Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feurstein and Mr. Spring is a citizen of the United States.

         (c) The information set forth above in Item 3 is incorporated herein by reference. The information set forth in Item 3 of Amendment No. 3 to Schedule 13D, filed on or around July 18, 2003, by Mr. R. Price with the Securities and Exchane Commission, and the information set forth in Item 3 of Amendment No. 6 to Schedule 13D, filed on or around July 18, 2003, by Mr. Price with the Securities and Exchange Commission, are incorporated herein by reference.

         (d)     Not applicable.

         (e)     Not applicable.

     -----------

         1 These 3,577,713 shares include the 1,179,048 shares beneficially owned by PFCF. Shares that may be deemed to be beneficially owned by more than one of the PFCF Directors and Officers were not double-counted in arriving at the 3,577,713 figure.

         2 Shares disclosed for each of the PFCF Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan all include the 1,179,048 shares held by PFCF, 415,577 shares held by the Price Group, an entity for which each of them serves as a manager and 633,712 shares held by San Diego Revitalization Corporation and entity for which each of them serves as a director.

         Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Grupo Gigante, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Gigante"), entered into a Right of First Refusal Agreement dated as of January 15, 2002 (the "Right of First Refusal Agreement") with Robert E. Price, Sol Price, PFCF, the Price Group, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust (each a "Price Entity," and collectively, the "Price Entities"), pursuant to which, in the event the Price Entities desire to sell, give or otherwise transfer shares of PriceSmart Common Stock (the "Stock") owned by the Price Entities to any party other than to (i) another Price Entity, (ii) Gigante or (iii) in the case of a Price Entity that is a trust, the beneficiary of the trust upon an event causing a distribution of trust assets under the trust's governing documents, the Price Entities are obligated to offer to sell the Stock to Gigante on the same terms, except that the Price Entities are permitted to sell, give or otherwise transfer an aggregate of 50,000 shares of the Stock without regard to the transfer restrictions in the Right of First Refusal Agreement. For purposes of the Right of First Refusal

Agreement, any merger, recapitalization, sale, transfer or other business combination or disposition involving 50% or more of PriceSmart's assets will constitute a transfer requiring the Price Entities to first offer the Stock to Gigante. This right of first refusal, unless sooner terminated in accordance with the terms of the Right of First Refusal Agreement, will remain in effect until January 22, 2003. Under the Right of First Refusal Agreement, the Price Entities also have agreed to vote the Stock in favor of the election of Gigante's designee to the PriceSmart board of directors until January 22, 2004 or until PriceSmart is no longer required to nominate such designee pursuant to the Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between PriceSmart and Gigante, whichever occurs first.

ITEM 7.  EXHIBITS.

                Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

                Exhibit 2* Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto.

                Exhibit 3** Amended and Restated Certificate of Incorporation of PriceSmart, Inc.

                Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

              Exhibit 5 Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

              Exhibit 6 Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated
                             July 9, 2003.

              -----------

                * Incorporated by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

                ** Incorporated by reference to PriceSmart's Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange Commission on November 26, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 18, 2003
                                                PRICE FAMILY CHARITABLE FUND

                                                /s/ James F. Cahill
                                                --------------------------------
                                                By:    James F. Cahill
                                                Title:   Vice President

                                  EXHIBIT INDEX

Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

Exhibit 2*      Series A Preferred Stock Purchase Agreement dated as of
                January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto.

Exhibit 3**     Amended and Restated Certificate of Incorporation of PriceSmart,
                Inc.

Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

Exhibit 5 Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

Exhibit 6 Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated
                July 9, 2003.

     -----------

     * Incorporated by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

     ** Incorporated by reference to PriceSmart's Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange Commission on November 26, 1997.